Trust for Advisor Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 6, 2017

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Trust for Advisor Solutions (the “Trust”) File Nos.: 333-86348 and 811-21079

Dear Ms. Rossotto:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
94	10/7/2016	485APOS	0000894189-16-012247
95	12/8/2016	485BXT	0000894189-16-013398

If you have any questions or require further information, please contact Stacie L. Lamb at (414) 765‑4850 or stacie.lamb@usbank.com.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Secretary for the Trust